UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the fourth quarter of 2021.

T h e  c o n s o l i d a t e d  f i g  u r e s  e x c l u d e  T r a c F o n e  a s  i t  h a s  b e e n   d e e m e d  t o  b e  a  d i s c o n t i n u e d  o p e r a t i  o n .

4.8M wireless net adds and 72k new broadband clients

We added 4.8 million wireless subscribers in the fourth quarter, including 2.2 million postpaid subscribers, of which 1.1 million came from Brazil, 357 thousand from Colombia and 202 thousand from Austria. Our postpaid base increased 10.1% year-on-year.

In the prepaid segment, Mexico was the leader with 1.2 million net additions, followed by Colombia and Argentina with 349 thousand and 294 thousand, respectively.

On the fixed-line platform we had net disconnections of 139 thousand RGUs as disconnections of PayTV and voice accesses, 211 thousand, surpassed broadband additions of 72 thousand.

Service revenue +4.4% YoY at constant exchange rates

Fourth quarter revenue totaled 227.3 billion pesos, a 7.7% year-on-year increase in nominal peso terms, with service revenue increasing 5.4%. At constant exchange rates service revenue increased 4.4% year-on-year.

Mobile service revenue and fixed service revenue +6.9% and +0.5% YoY at constant exchange rates

At constant exchange rates, mobile and fixed-line service revenue were up 6.9% and 0.5%, respectively on an annual basis, with prepaid wireless revenue growth accelerating to 8.7% and that of corporate networks to 6.8%.

Adjusted EBITDA +7.7%YoY at constant exchange rates

EBITDA came in at 89.8 billion pesos, 16.6% more than a year before in nominal peso terms. Correcting for the sale of towers by Telmex in the quarter and an extraordinary positive impact a year before associated with the release of certain collection reserves, adjusted EBITDA totaled 82.9 billion pesos, up 8.9% relative to year-earlier quarter. At constant exchange rates, adjusted EBITDA was up 7.7% year-on-year.

Net profit of MxP 136Bn, including MxP 113Bn from discontinued operations

Our operating profit jumped 36.7% to 47.8 billion pesos. Adjusted for the aforementioned extraordinary items, our adjusted operating profit was up 20.1% in nominal peso terms to 40.9 billion pesos.

The net profit for the quarter totaled 135.6 billion pesos, it includes the operation of TracFone until its sale and the sale itself that totaled 112.7 billion pesos. Net profit for the full year was 196.0 billion pesos and 70.7 billion pesos when considering only continued operations, 136.8% more than a year before.

Shareholder distributions of MxP 65Bn and CapEx of 170Bn in the year

Our cash flow enabled us to cover capital expenditures of 170 billion pesos, shareholder distributions of 65 billion pesos and to reduce our net debt by 128 billion pesos in flow terms throughout the year.

Net debt to EBITDA at 1.23x

At the end of December our net debt—excluding leases—stood at 400.7 billion pesos, equivalent to 1.23 times EBITDAaL.

We will host our conference call to discuss 4Q21 financial and operating results on February 9th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals
	4Q21	4Q20
Earnings per Share (Mex$) (1)	2.09	0.56
Earning per ADR (US$) (2)	2.01	0.54
EBITDA per Share (Mex$) (3)	1.38	1.15
EBITDA per ADR (US$)	1.33	1.12
Net Income (millions of Mex$)	135,589	37,312
Average Shares Outstanding (billion)	65.03	66.73
Shares Oustanding End of Period (billion)	64.69	66.86

(1) Net Income / Average Shares outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of December 2021
Country	Brand	Business	Equity
Mexico	Telcel	wireless	100.00%
	Telmex	wireline	98.80%
	Sección Amarilla	other	100.00%
	Telvista	other	90.00%
Argentina	Claro	wireless	100.00%
	Telmex	wireline	100.00%
Brazil	Claro	wireless/wireline	99.60%
Chile	Claro	wireless	100.00%
	Telmex	wireline	100.00%
Colombia	Claro	wireless/wireline	99.40%
Costa Rica	Claro	wireless	100.00%
Dominicana	Claro	wireless/wireline	100.00%
Ecuador	Claro	wireless/wireline	100.00%
El Salvador	Claro	wireless/wireline	95.80%
Guatemala	Claro	wireless/wireline	99.30%
Honduras	Claro	wireless/wireline	100.00%
Nicaragua	Claro	wireless/wireline	99.60%
Panama	Claro	wireless/wireline	100.00%
Paraguay	Claro	wireless/wireline	100.00%
Peru	Claro	wireless/wireline	100.00%
Puerto Rico	Claro	wireless/wireline	100.00%
Uruguay	Claro	wireless/wireline	100.00%
Netherlands	KPN	wireless/wireline	21.30%
Austria	Telekom Austria	wireless/wireline	51.00%

Note

On November 23rd we completed the sale of TracFone Wireless. The financial statements presented in this report account for TracFone as a discontinued operation and include the net profit generated by that subsidiary up to the date of the divestment and the net gain generated by its sale, under “net income from discontinued operations”.

The reported figures for Argentina corresponding to the fourth quarter of 2021 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for America Movil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

América Móvil increased its buyback fund by MxP 26Bn

On November 22nd we held an Extraordinary Shareholders’ meeting where we received approval to increase our buyback fund by an additional amount of MXP$26 billion pesos for the period April 2021-April 2022. We also appointed Claudia Jañez Sanchez and Gisselle Morán Jiménez as independent members of América Móvil’s Board of Directors.

América Móvil completed the sale of TracFone to Verizon

On November 23rd we completed the sale of TracFone Wireless to Verizon Communications. América Móvil received US$3,625.7 million in cash and 57,596,544 shares of Verizon stock which had a closing price on that date of 51.54 dollars per share. Subject to TracFone continuing to achieve certain operating metrics (earn-out), Verizon shall pay an additional US$650 million within two years from that date.

América Móvil prepays bonds

Also in November, we called bonds with maturities in June and July of 2022 in the amount of 750 million euros and 1.6 billion dollars, respectively. The bonds were paid down in December with part of the proceeds received from the sale of TracFone.

Access Lines

2.2M postpaid and 2.5M prepaid net adds

We ended December with 287 million wireless subscribers, after net additions of 4.8 million in the fourth quarter. The latter figure comprises 2.2 million postpaid and 2.5 million prepaid net gains. Our postpaid base was up 10.1%. Brazil led the way in terms of postpaid net adds with 1.1 million subscribers followed by Colombia with 357 thousand and Austria with 202 thousand, whereas Mexico contributed with nearly half of the new prepaid subscribers, with 349 thousand coming from Colombia and 294 thousand from Argentina.

72k new broadband clients

On the fixed-line segment we gained 72 thousand new broadband clients. However, in PayTV we registered disconnections of 50 thousand in the quarter and in fixed-line voice, the number of lines came down by 161 thousand.

We ended December with a total of 367 million access lines, which includes 287 million wireless subscribers and 80.5 million fixed-line RGUs.

Wireless subscribers as of December 2021
Total(1) (Thousands)
Country	Dec ’21	Sep ’21	Var.%	Dec ’20	Var.%
Argentina, Paraguay and Uruguay	26,348	25,949	1.5%	24,234	8.7%
Austria	7,844	7,638	2.7%	7,127	10.1%
Brazil	70,541	69,213	1.9%	63,140	11.7%
Central America	16,508	16,165	2.1%	15,044	9.7%
Caribbean	7,020	6,876	2.1%	6,422	9.3%
Chile	6,974	6,818	2.3%	6,435	8.4%
Colombia	35,062	34,356	2.1%	33,009	6.2%
Eastern Europe	14,922	15,094	-1.1%	14,737	1.3%
Ecuador	8,666	8,547	1.4%	7,929	9.3%
Mexico	80,539	79,315	1.5%	77,789	3.5%
Peru	12,108	11,810	2.5%	10,948	10.6%
Total Wireless Lines	286,531	281,779	1.7%	266,815	7.4%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of December 2021
Total(1) (Thousands)
Country	Dec ’21	Sep ’21	Var.%	Dec ’20	Var.%
Argentina, Paraguay and Uruguay	2,020	1,860	8.6%	1,459	38.5%
Austria	3,039	3,063	-0.8%	3,117	-2.5%
Brazil	31,287	31,600	-1.0%	32,648	-4.2%
Central America	4,412	4,380	0.7%	4,247	3.9%
Caribbean	2,608	2,630	-0.8%	2,558	1.9%
Chile	1,329	1,345	-1.2%	1,377	-3.5%
Colombia	8,876	8,789	1.0%	8,318	6.7%
Eastern Europe	3,043	2,992	1.7%	2,933	3.7%
Ecuador	535	512	4.5%	420	27.5%
Mexico	21,408	21,546	-0.6%	21,925	-2.4%
Peru	1,909	1,886	1.2%	1,739	9.8%
Total RGUs	80,465	80,604	-0.2%	80,740	-0.3%

(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

Throughout the fourth quarter, concerns about the rise in inflation rates across the board kept financial markets alert about the policy implications, with U.S. 10-year Treasury yields moving around in a relatively wide band—35 basis points—but ending the quarter very much where they had started, at 1.51%. Notwithstanding the volatility in interest rates, equity markets continued to advance, with the S&P 500 delivering a 10.7% increase in the quarter. In our region of operation the Mexican peso, the Colombian peso and the Chilean peso all experienced bouts of volatility in the second half of November, with the former recovering fully by the end of the year and the other ones depreciating further.

Fourth quarter revenue totaled 227.3 billion pesos, a 7.7% year-on-year increase, with service revenue expanding 5.4% to 180 billion pesos. The consolidated figures mentioned above—and those that will be referenced below—exclude TracFone as it has been deemed to be a discontinued operation; they also exclude Argentina, which is presented under inflationary accounting. At constant exchange rates service revenue growth came in at 4.4%, a similar rate to the one posted the prior quarter: 4.8%. In the quarter, the Mexican peso appreciated vs. most other currencies in our region of operation on an annual basis, and depreciated slightly, 1.1%, vs. the U.S. dollar.

The pace of growth of mobile service revenue stayed roughly constant in the quarter, at 6.9%, with postpaid revenue expanding 5.9%—practically at the same pace as in the previous quarter—and prepaid revenue growth accelerating to 8.7% from 8.1% in the precedent quarter. Several operations including Peru, Puerto Rico, Eastern Europe, Dominican Republic, Mexico and Brazil experienced brisk mobile service revenue growth—between 8% and 12.4%, with Austria posting a 7.0% increase.

On the fixed-line platform service revenue expanded 0.5%, with revenue growth from corporate networks accelerating to 6.8% and that from broadband services decelerating to 4.0%. Both continued the trends followed throughout the year. Fixed-line voice revenue growth continued to decline, although at a slower pace than seen previously, whereas PayTV revenue kept on declining roughly at the same rhythm as it had in prior quarters.

Our Eastern European operations and Peru observed the fastest revenue growth in fixed-line services, with 13.1% and 11.8%, respectively. They were followed by Colombia and the Dominican Republic, with 7.1% and 6.2%.

Most of our operations—and four of the top five by revenue—presented service revenue increases in both the mobile and the fixed-line platforms, helping us leverage fixed costs.

EBITDA came in at 89.8 billion pesos in the fourth quarter. This figure reflects one-off items including the impact of the sale of towers by Telmex in the quarter and the release of certain collection reserves a year before that also took place in Mexico. Our adjusted EBITDA, correcting for these factors, totaled 82.9 billion pesos, representing an 8.9% increase from the year-earlier quarter. At constant exchange rates, adjusted EBITDA was up 7.7% year-on-year, slightly more than the 7.2% increase observed in the third quarter. The adjusted EBITDA margin rose to 37.6% from 36.0% in the year-earlier quarter.

The Dominican Republic, Central America and our European operations exhibited the fastest pace of EBITDA growth, at 12.4%, 11.1% and 9.7%, respectively.

Our operating profit jumped 36.7% to 47.8 billion pesos. Adjusted for the aforementioned extraordinary items, our adjusted operating profit reached 40.9 billion pesos and was up 20.1% in Mexican peso terms and 15.6% at constant exchange rates. It helped generate—after accounting for 19.7 billion pesos in comprehensive financing costs—a net profit from continuing operations of 22.9 billion pesos.

The net profit obtained through both the operation of TracFone until its sale on November 23rd and the sale itself is booked under the line item of Net Income from Discontinued Operations. It totaled 112.7 billion pesos. Together with the net income of our continuing operations it resulted in a net profit of 135.6 billion pesos in the fourth quarter, which was equivalent to 2.1 peso cents per share and 2.0 dollar cents per ADR. For the full year 2021 our net income stood at 196.0 billion pesos, more than four times larger than the one observed the prior year.

In 2021 our operating cash flow allowed us to fund 170 billion pesos of capital expenditures, 65 billion pesos in shareholder distributions and to reduce our net debt by 128 billion pesos in flow terms. Excluding leases, our net debt ended the year at 400.7 billion pesos, a 137.2 billion pesos reduction from the level outstanding at the end of 2020. Net debt excluding leases was equivalent to 1.23x EBITDAaL at the close of 2021.

In our net debt calculation we are considering as cash equivalent—under securities available for sale—stock received from Verizon as part of the payment for TracFone. At the end of the year the value of the Verizon stock was 61.6 billion pesos; also booked under the same line item is the KPN stock we own, valued at 56.1 billion pesos.

América Móvil’s Income Statement Millions of Mexican pesos
	4Q21	4Q20	Var.%	Jan-Dec 21	Jan-Dec 20	Var.%
Service Revenue	179,682	170,406	5.4%	699,418	702,458	-0.4%
Equipment Revenue	38,485	38,664	-0.5%	141,290	131,223	7.7%
Total Revenue(1)	227,318	211,145	7.7%	855,535	839,707	1.9%
Cost of Service	55,019	53,525	2.8%	218,839	220,170	-0.6%
Cost of Equipment	34,173	34,164	0.0%	122,220	114,712	6.5%
Selling, General & Administrative Expenses	47,295	44,977	5.2%	180,838	191,902	-5.8%
Others	1,020	1,441	-29.2%	4,877	4,738	2.9%
Total Costs and Expenses	137,508	134,107	2.5%	526,775	531,521	-0.9%

EBITDA	89,810	77,038	16.6%	328,760	308,186	6.7%
% of Total Revenue	39.5%	36.5%		38.4%	36.7%
Adjusted EBITDA(2)	82,867	76,096	8.9%	321,817	307,244	4.7%
% of Total Revenue	37.6%	36.0%		37.9%	36.6%
Depreciation & Amortization	42,000	42,063	-0.2%	162,627	162,682	0.0%
EBIT	47,811	34,975	36.7%	166,133	145,503	14.2%
% of Total Revenue	21.0%	16.6%		19.4%	17.3%
Net Interest Expense	7,795	6,950	12.2%	32,190	33,599	-4.2%
Other Financial Expenses	1,793	13,888	-87.1%	14,250	-1,293	n.m.
Foreign Exchange Loss	10,155	-36,244	128.0%	17,046	65,366	-73.9%
Comprehensive Financing Cost (Income)	19,743	-15,406	228.2%	63,486	97,673	-35.0%
Income & Deferred Taxes	5,263	17,192	-69.4%	28,145	13,509	108.3%
Net Income before Minority Interest and Equity Participation in Results of Affiliates	22,804	33,188	-31.3%	74,501	34,321	117.1%
Equity Participation in Results of Affiliates	-5	-4	-30.7%	114	-287	139.7%
Minority Interest	102	-456	122.5%	-3,903	-4,174	6.5%
Net Income from Continued Operations	22,902	32,729	-30.0%	70,712	29,860	136.8%
Net Income from Discontinued Operations (TracFone)	112,687	4,583	n.m.	125,313	16,993	n.m.
Net Income	135,589	37,312	263.4%	196,025	46,853	318.4%
(1)Total revenue include Other Revenue. (2) Does not include the sale of towers in 4Q21 and the release of a collection provision in 2020 in Telmex. n.m. Not meaningful.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Dec ’21	Dec ’20	Var. %		Dec ’21	Dec ’20	Var. %

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	156,383	86,014	81.80%	Short Term Debt(1)	145,142	148,083	-2.00%

Accounts Receivable	212,339	228,906	-7.20%	Lease-Related Debt	27,632	25,068	10.20%

Other Current Assets	10,611	10,385	2.20%	Accounts Payable	255,733	237,287	7.80%

Inventories	24,185	30,377	-20.40%	Other Current Liabilities	99,640	96,872	2.90%

	403,518	355,683	13.40%		528,148	507,311	4.10%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,408,998	1,355,801	3.90%	Long Term Debt	418,807	480,300	-12.80%

-Depreciation	677,801	632,871	7.10%	Lease-Related Debt	71,022	84,259	-15.70%

Plant & Equipment, net	731,197	722,930	1.10%	Other Liabilities	211,766	238,061	-11.00%

Rights of Use	90,372	101,977	-11.40%		701,595	802,620	12.60%

Investments in Affiliates and Other Investments	9,947	6,370	56.20%

Deferred Assets

Goodwill (Net)	136,578	143,053	-4.50%

Intangible Assets	143,226	133,457	7.30%	Shareholder’s Equity	457,644	315,118	45.20%

Deferred Assets	172,549	161,579	6.80%

Total Assets	1,687,387	1,625,048	3.80%	Total Liabilities and Equity	1,687,387	1,625,048	3.80%

(1)Includes current portion of Long Term Debt.

Summary Cash Flow Millions of Mexican pesos
	2021	2020

Funds from Operations	285,661	232,335

Capital Expenditures	170,336	129,555

Free Cash Flow	115,324	104,780

Dividends and Share Buybacks	61,947	12,619

Sale of Ownership Interest	-120,161	-

Net Debt Amortizations	128,133	64,877

Pension Liabilities	26,632	18,246

Other	16,508	9,038

*There is approximately two billion pesos directed to the provisioning to the early retirement plans in Austria that should be substracted from the Free Cash Flow in 2021 and should be added back to the funds from operations in 2020.

Mexico

Telcel added 1.2M wireless subscribers

Telcel finished the year with 80.5 million wireless subscribers, 3.5% more than a year before, after 1.2 million net additions in the quarter, nearly all of them prepaid subscribers. Our postpaid base remained practically unchanged from a year before but prepaid growth continued on its strong growth trend that began in the third quarter of 2020. The coverage and quality of our network and our focus on customer experinece allowed us to maintained a positive balance from mobile number portability. Telmex had just over ten million broadband accesses and 11.4 million land-lines at the close of the year.

Service revenue was up 6.4% YoY

Our revenue totaled 82.7 billion pesos in the fourth quarter, 11.0% more than a year before. This figure reflects solid service revenue growth of 6.4%, equipment revenue that declined 13.9% annually given the shortage of handsets during the Holiday season and extraordinary revenue in the amount of 6.9 billion pesos, mostly to do with the sale of tower by Telmex.

Wireless service +9.1% YoY/Fixed-line services +1.3% YoY

Wireless service revenue were 9.1% higher than a year before as prepaid revenue finished the quarter on a strong note, rising 12.5%, with postpaid revenue increasing 4.8% on the back of a 6.2% increase in ARPU. Fixed-line service revenue came in 1.3% above the year-earlier quarter supported by corporate networks revenue that rose 5.5% and broadband revenue that were up 3.0%. We have seen a good take-up of the content bundled in our broadband plans, which include popular OTTs and streaming options.

Adjusted EBITDA up 8.0% YoY

EBITDA came in at 36.8 billion pesos in the fourth quarter. Correcting for extraordinary items—the sale of towers in this quarter and the release of a collection provision a year earlier—EBITDA was up 8.0% year-on-year on solid revenue growth and strict cost discipline. The adjusted margin, 39.4% (44.5% reported), was up 2.3 percentage points from a year before.

INCOME STATEMENT - Mexico Millions of MxP

	4Q21	4Q20	Var.%

Total Revenue(1)	82,741	74,573	11.0%

Total Service Revenue	57,781	54,307	6.4%

Total Equipment Revenue	17,063	19,814	-13.9%

Wireless Revenue	55,491	55,084	0.7%

Service Revenue	38,618	35,395	9.1%

Equipment Revenue	16,873	19,689	-14.3%

Fixed Line Revenue	19,354	19,037	1.7%

Service Revenue	19,163	18,912	1.3%

Equipment Revenue	191	125	53.0%

EBITDA	36,787	28,575	28.7%

% total revenue	44.5%	38.3%

Adjusted EBITDA(2)	29,844	27,633	8.0%

% total revenue	39.4%	37.1%

EBIT	28,766	21,343	34.8%

% total revenue	34.8%	28.6%

(1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

(2) Does not include the sale of towers in 4Q21 and the release of a collection provision in 2020 in Telmex.

Mexico Operating Data

	4Q21	4Q20	Var.%

Wireless Subscribers (thousands)	80,539	77,789	3.5%

Postpaid	14,553	14,537	0.1%

Prepaid	65,986	63,253	4.3%

ARPU (MxP)	163	154	6.2%

Churn (%)	3.4%	3.6%	(0.2)

Revenue Generating Units (RGUs)(1)	21,408	21,925	-2.4%

Fixed Lines	11,371	11,914	-4.6%

Broadband	10,037	10,011	0.3%

(1)Fixed Line and Broadband.

Brazil

1.1M postpaid net adds

We continued to lead the growth of the postpaid market in the fourth quarter, adding 1.1 million clients, and also gained 196 thousand prepaid subscribers, taking our wireless subscriber base to 70.5 million, 11.7% higher than a year before. Throughout the quarter, we had a positive balance from mobile number portability as clients value the speed and quality of our network, as well as the pricing of our plans.

Claro is the market leader in the PayTV and broadband segments

Fixed-line RGUs reached 31.3 million by year-end including 12.3 million PayTV units and 9.8 million broadband accesses. Claro is the market leader in both segments. In the former, we have followed our strategy to continue to expand our content offer and our interface allows for easy access OTT and VOD. As regards broadband services, our network is capable of providing 1Gbps speeds in over 300 cities.

Mobile service revenue +8.0% YoY, prepaid revenue rising +9.4%

Fourth quarter revenue increased 0.9% year-on-year to 10.2 billion Reais with service revenue up 1.7%; its pace of growth has accelerated quarter after quarter since the beginning of the year. Mobile service revenue increased 8.0% with prepaid revenue rising 9.4% and that from postpaid expanding 7.6%. Fixed-line service revenue were down 3.4%, a smaller pace of decline than was observed throughout the year. The revenue decline in the PayTV segment and in fixed-line voice, 12.9% and 9.6%, respectively, was for the most part offset by 4.1% growth in broadband revenue and 9.6% in that steming from corporate networks.

EBITDA +3.6% YoY with EBITDA margin at 41.5%

EBITDA for the period, 4.2 billion Reais, was 3.6% higher than a year before, with the margin reaching 41.5% helped along by some non-recurring items that amounted to slightly more than 100 million Reais.

We were granted additional spectrum for full 5G capabilities

During the quarter an auction was held by which we were granted the use of additional spectrum. We acquired four national blocks of 80MHz and four national blocks of 20MHz in the 3.5GHz band; five regional blocks of 50MHz in the 2.3GHz frequency and ten national blocks of 200MHz in the 26GHz band. This spectrum is meant to be used for full 5G capabilities that will strengthen our competitive position and our strategy to remain the strongest integrated network in Brazil.

INCOME STATEMENT - Brazil Millions of BrL

	4Q21	4Q20	Var.%

Total Revenue(1)	10,169	10,075	0.9%

Total Service Revenue	9,737	9,573	1.7%

Wireless Revenue	5,037	4,788	5.2%

Service Revenue	4,644	4,300	8.0%

Equipment Revenue	393	488	-19.4%

Fixed Line Revenue	5,094	5,273	-3.4%

EBITDA	4,220	4,073	3.6%

% total revenue	41.5%	40.4%

EBIT	1,644	961	71.0%

% total revenue	16.2%	9.5%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Brazil Operating Data

	4Q21	4Q20	Var.%

Wireless Subscribers (thousands)	70,541	63,140	11.7%

Postpaid	41,400	35,642	16.2%

Prepaid	29,141	27,498	6.0%

ARPU (BrL)	22	24	-7.4%

Churn (%)	3.10%	3.40%	(0.4)

Revenue Generating Units (RGUs)(1)	31,287	32,648	-4.2%

(1)Fixed Line, Broadband and Television.

Colombia

We had 357k postpaid and 349k prepaid net adds

Our wireless subscriber base topped 35 million at the end of the year after net additions of 706 thousand subscribers in the fourth quarter. Postpaid net additions reached a new record, 357 thousand, while prepaid gains of 349 thousand, although lower than a year before, were 75% higher sequentially. On the fixed-line segment, RGUs were up 6.7% from a year before, to 8.9 million, having added 31 thousand PayTV units, 53 thousand land-lines and two thousand new broadband connections in the quarter.

In a competitive landscape, wireless service revenue +1.3% YoY

Fourth quarter revenue increased 7.9% from a year before to 3.9 trillion Colombian pesos, with service revenue rising 3.5% and equipment revenue jumping 23.9%. In the midst of changes in the competitive landscape that have brought about aggressive promotions in the mobile segment, we registered wireless service revenue growth of 1.3% with prepaid revenue increasing 1.8% and postpaid revenue up 1.0%. As can be inferred by the positive results from mobile number portability of the fourth quarter, our clients greatly value Claro’s superior coverage, customer care and competitive pricing.

Fixed-line service revenue +7.1% YoY

Fixed-line service revenue were 7.1% higher than in the year-earlier quarter. Corporate networks led the way with their revenue expanding 11.7% followed by PayTV services—whose revenue rose 5.7%—, by voice revenue, up 4.1% and by broadband revenue that increased 3.8%.

EBITDA +8.2% YoY and EBITDA margin at 43.7% of revenue

Notwithstanding important competitive pressures in both the mobile and fixed-line segments, we increased our EBITDA by 8.2% over the prior year—slightly more than the 7.8% rate that we had posted the prior quarter—to 1.7 trillion Colombian pesos. The margin for the period stood at 43.7% of revenue.

INCOME STATEMENT - Colombia Billions of COP

	4Q21	4Q20	Var.%

Total Revenue(1)	3,857	3,574	7.9%

Total Service Revenue	2,858	2,760	3.5%

Wireless Revenue	2,639	2,439	8.2%

Service Revenue	1,700	1,679	1.3%

Equipment Revenue	939	760	23.5%

Fixed Line Revenue	1,186	1,102	7.7%

EBITDA	1,686	1,558	8.2%

% total revenue	43.7%	43.6%

EBIT	1,042	898	16.0%

% total revenue	27.0%	25.1%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Colombia Operating Data

	4Q21	4Q20	Var.%

Wireless Subscribers (thousands)(1)	35,062	33,009	6.2%

Postpaid	8,749	7,765	12.7%

Prepaid	26,313	25,244	4.2%

ARPU (COP)	16,432	17,407	-5.6%

Churn (%)	4.40%	4.40%	(0.0)

Revenue Generating Units (RGUs)(2)	8,876	8,318	6.7%

(1)Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

(2)Fixed Line, Broadband and Television.

Peru

Wireless subscribers +10.6% and fixed-line RGUs +9.8%

After net additions of 298 thousand in the fourth quarter, we ended 2021 with 12.1 million wireless subscribers, 10.6% more than a year before. Fixed-line RGUs, 1.9 million, were up 9.8% on the back of broadband and IPTV access growth.

Wireless service revenue +12.4%/Fixed service revenue +11.8%

Our fourth quarter revenue totaled 1.7 billion Soles, 13.1% more than a year before, with service revenue expanding 12.2%; 12.4% in the mobile segment—with postpaid revenue jumping 17.0%—and 11.8% on the fixed-line platform. Broadband services and corporate networks drove revenue growth at 17.0% and 9.4%, respectively.

EBITDA was down 2.5% YoY due to intense commercial activity

EBITDA came in at 534 million Soles in the quarter. It was 2.5% below that of the prior year on account of more intense commercial activity. The EBITDA margin was equivalent to 32.0% of revenue.

INCOME STATEMENT - Perú Millones de Soles
	4Q21	4Q20	Var.%

Total Revenue(1)	1,669	1,476	13.1%

Total Service Revenue	1,154	1,028	12.2%

Wireless Revenue	1,358	1,183	14.8%

Service Revenue	861	767	12.4%

Equipment Revenue	496	416	19.3%

Fixed Line Revenue	292	261	11.8%

EBITDA	534	547	-2.5%

% total revenue	32.0%	37.1%

EBIT	216	249	-13.3%

% total revenue	12.9%	16.9%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Peru Operating Data
	4Q21	4Q20	Var.%
Wireless Subscribers (thousands)	12,108	10,948	10.6%
Postpaid	5,108	4,215	21.2%
Prepaid	7,001	6,733	4.0%
ARPU (Sol)	24	24	0.8%
Churn (%)	4.10%	3.60%	0.5
Revenue Generating Units (RGUs)(1)	1,909	1,739	9.8%

(1)Fixed Line, Broadband and Television.

Ecuador

Fixed line RGUs were up 27.5% YoY

At the end of the year our wireless subscriber base reached 8.7 million clients after net gains of 119 thousand in the last quarter. Fixed-line RGUs, 535 thousand accesses, exceeded by 27.5% those of a year before.

Service revenue declined 5.4% YoY

At 259 million dollars, fourth quarter revenue came in 1.1% below the year-earlier quarter. Equipment revenue were 50.6% higher than a year before while service revenue declined 5.4%—which compares to a decline of 8.1% for the full year. Postpaid service revenue slowed substantially their pace of decline: although down 7.2%, they improved from the -18.1% pace observed the prior quarter. The decline of prepaid service revenue, off -5.4%, is reflective of the economic downturn in the country. In the fixed-line segment, service revenue growth accelerated from 1.4% in the third quarter to 3.0% in the current period as a result of faster broadband revenue growth.

On cost reduction control, our EBITDA was up 7.2% YoY

In light of the difficult economic situation, we have consistently worked on cost reductions and control, which contributed to our EBITDA for the quarter rising 7.2% relative to the prior year. The EBITDA margin, 46.6%, was 3.6 percentage points higher than a year before.

INCOME STATEMENT - Ecuador Millions of Dollars
	4Q21	4Q20	Var.%
Total Revenue(1)	259	261	-1.1%
Total Service Revenue	225	238	-5.4%
Wireless Revenue	231	234	-1.7%
Service Revenue	199	213	-6.4%
Equipment Revenue	31	22	45.4%
Fixed Line Revenue	28	26	8.4%
EBITDA	120	112	7.2%
% total revenue	46.6%	43.0%
EBIT	71	57	23.8%
% total revenue	27.4%	21.9%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Ecuador Operating Data
	4Q21	4Q20	Var.%
Wireless Subscribers (thousands)	8,666	7,929	9.3%
Postpaid	2,089	2,005	4.2%
Prepaid	6,576	5,925	11.0%
ARPU (US$)	8	9	-14.4%
Churn (%)	3.30%	4.20%	(0.8)
Revenue Generating Units (RGUs)(1)	535	420	27.5%

(1)Fixed Line, Broadband and Television.

Chile

103k postpaid net adds

Our wireless subscriber base ended 2021 just shy of seven million clients after incorporating net gains of 156 thousand subs in the fourth quarter, of which 103 thousand were postpaid subscribers. On the fixed-line platform we had 1.3 million RGUs which comprise 515 thousand broadband accesses and 502 thousand PayTV units.

Service revenue were down 2.6% YoY

Fourth quarter revenue rose 2.7% year-on-year to 208.7 billion Chilean pesos on the back of equipment revenue that rose 22.3% and service revenue that declined 2.6%. Wireless service revenue were down 2.9% partly as a result of the termination of a roaming agreement with one of our competitors, in absence of which they would have increased 1.2%. We continue to see migration from prepaid to postpaid as the latter has become much more attractive in recent quarters; postpaid revenue now represent 92% of our mobile service revenue. Fixed-line service revenue were down 2.3% following the disconnection of nearly 17 thousand RGUs and pricing pressures in what has become a very competitive market for broadband services.

EBITDA was down 14.8% YoY

EBITDA of 38 billion Chilean pesos in the quarter was 14.8% below than the one registered a year before. The EBITDA margin for the period stood at 18.2% of revenue.

INCOME STATEMENT - Chile Millions of ChP
	4Q21	4Q20	Var.%
Total Revenue(1)	208,718	203,138	2.7%
Total Service Revenue	157,743	161,990	-2.6%
Wireless Revenue	133,992	127,580	5.0%
Service Revenue	84,882	87,441	-2.9%
Equipment Revenue	49,110	40,139	22.3%
Fixed Line Revenue	72,861	74,549	-2.3%
EBITDA	38,082	44,690	-14.8%
% total revenue	18.2%	22.0%
EBIT	-162	-10,924	98.5%
% total revenue	-0.1%	-5.4%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Chile Operating Data
	4Q21	4Q20	Var.%
Wireless Subscribers (thousands)	6,974	6,435	8.4%
Postpaid	2,861	2,381	20.1%
Prepaid	4,113	4,054	1.5%
ARPU (ChP)	4,325	4,906	-11.8%
Churn (%)	4.30%	7.20%	(3.0)
Revenue Generating Units (RGUs)(1)	1,329	1,377	-3.5%

(1)Fixed Line, Broadband and Television.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

358k wireless net adds, almost 80% more than a year before

We ended the year with 23.4 million wireless subscribers in Argentina, 8.9% more than a year before. We added 358 thousand subscribers in the quarter—almost 80% more than a year before—including 64 thousand postpaid subscribers. In addition, we had 1.7 million fixed-line RGUs, up 47.4% relative to 2020, after net additions of 64 thousand broadband connections and 32 thousand PayTV units. We have been focused on subscriber retention and on leveraging the strengths of our network, and have greatly benefited from mobile number portability.

Access growth and pricing strategy supported service revenue growth of 1.1% YoY

Solid subscriber and RGU growth, coupled with a good pricing strategy allowed for service revenue growth of 1.1% in real—after inflation—terms. Mobile service revenue were slightly higher than a year before with postpaid revenue rising 1.0% and prepaid revenue contracting 3.2% in real terms. Fixed-line service revenue—which already represent 14% of our total service revenue—increased 7.9% in real terms buoyed by PayTV revenue that were 2.5 times greater than those of obtained in the precedent year and by broadband services, whose revenue rose 13.6% in real terms.

EBITDA margin rose slightly to 38.9%

The quarter’s EBITDA came in at 17.4 billion Argentinean pesos; it was 1.0% lower in real terms from a year before, although the EBITDA margin rose slightly, 40 basis points, to 38.9%.

INCOME STATEMENT - Argentina Millions of constant ARS of December 2021
	4Q21	4Q20	Var.%
Total Revenue(1)	44,677	45,561	-1.9%
Total Service Revenue	35,323	34,933	1.1%
Wireless Revenue	39,502	40,441	-2.3%
Service Revenue	30,276	30,257	0.1%
Equipment Revenue	9,226	10,183	-9.4%
Fixed Line Revenue	5,047	4,676	7.9%
EBITDA	17,382	17,556	-1.0%
% total revenue	38.9%	38.5%
EBIT	13,964	13,337	4.7%
% total revenue	31.3%	29.3%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Argentina Operating Data
	4Q21	4Q20	Var.%
Wireless Subscribers (thousands)	23,406	21,494	8.9%
Postpaid	8,788	8,430	4.2%
Prepaid	14,619	13,065	11.9%
ARPU (ARS)	432	306	40.9%
Churn (%)	1.30%	1.30%	(0.0)
Revenue Generating Units (RGUs)(1)	1,694	1,150	47.4%

(1)Fixed Line, Broadband and Television.

Central America

343k wireless net adds

In the fourth quarter our operations in Central America added 343 thousand subscribers, bringing our wireless subscriber base to 16.5 million at the end of 2021, 9.7% more than a year before. Most of the growth stems from prepaid net additions. On the fixed-line segment, we ended December with 4.4 million RGUs, a 3.9% year-on-year increase.

Service revenue expanded 3.4% YoY

Total revenue of 613 million dollars in the quarter were up 6.3% from a year before with service revenue that expanded 3.4%; in line with the figure for the full year. Wireless service revenue rose 3.9% with prepaid revenue up 8.7%. Fixed-line service revenue increased 2.4%, in line with the rate posted the prior quarter, as broadband revenue climbed 6.2%—and PayTV revenue accelerated to a 2.8% pace.

EBITDA was up 11.1% YoY

EBITDA jumped 11.1% from the year-earlier quarter to 267 million dollars as a result of a sharp decline in bad-debt provisions given a good collection record and, to a lesser extent, a reduction in service costs. The margin for the period was equivalent to 43.6% of revenue, 1.9 percentage points higher than a year before.

INCOME STATEMENT - Central America Millions of Dollars
	4Q21	4Q20	Var.%
Total Revenue(1)	613	577	6.3%
Total Service Revenue	529	512	3.4%
Wireless Revenue	417	386	8.1%
Service Revenue	346	333	3.9%
Equipment Revenue	71	52	35.2%
Fixed Line Revenue	190	184	3.1%
EBITDA	267	240	11.1%
% total revenue	43.6%	41.7%
EBIT	123	32	288.9%
% total revenue	20.1%	5.5%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Central America Operating Data
	4Q21	4Q20	Var.%
Wireless Subscribers (thousands)	16,508	15,044	9.7%
Postpaid	2,384	2,283	4.4%
Prepaid	14,124	12,761	10.7%
ARPU (US$)	7	8	-5.8%
Churn (%)	5.90%	5.40%	0.5
Revenue Generating Units (RGUs)(1)	4,412	4,247	3.9%

(1)Fixed Line, Broadband and Television.

Caribbean

155k wireless net adds in Dominicana

We continued to experience solid growth in Dominicana gaining 155 thousand clients in the fourth quarter, with its subscriber base reaching 6.0 million clients, 9.9% more than at the end of 2020. Fixed-line RGUs increased 4.1% over the year and were just shy of two million; growth stems mostly from broadband accesses as we added 13 thousand accesses in the quarter.

Service revenue +8.0% and EBITDA +12.4% in Dominicana

Revenue in Dominicana, 14.3 billion Dominican pesos in the fourth quarter, were 8.1% higher than a year before, with service revenue rising 8.0%. Service revenue on the mobile platform expanded somewhat faster than those on the fixed-line, 9.3% vs. 6.2%, but it is of note that broadband service revenue growth was fastest in Dominicana than in any other of our operations. On the back of greater operating leverage, fourth quarter EBITDA rose 12.4% to 7.4 billion Dominican pesos with the margin climbing two percentage points to 52% of revenue from the year-earlier quarter.

We disconnected 12k wireless subscribers

In Puerto Rico, we ended December with just over one million wireless subscribers—after net disconnections of 12 thousand subscribers—and 616 thousand fixed-line RGUs. We had disconnections of 39 thousand fixed-line RGUs in the quarter including 23 thousand clients that were added in prior quarters as part of government aid programs.

Adjusted service revenue +13.8% YoY in Puerto Rico

In Puerto Rico, fourth quarter revenue were 0.8% higher than a year before with service revenue almost flat. The annual comparison is affected by revenue booked in the fourth quarter of 2020 that were linked to federal funds granted to the population which have been discontinued; adjusting for that effect service revenue would have grown 13.8%. In particular fixed-line service revenue would have grown 18.7% instead of the reported decline of 13.9%. EBITDA was down 3.2% year-on-year on account of the revenue decline and higher handset subsidies.

INCOME STATEMENT - Caribbean Millions of Dollars
	4Q21	4Q20	Var.%
Total Revenue(1)	484	458	5.8%
Total Service Revenue	412	389	6.0%
Wireless Revenue	311	282	10.2%
Service Revenue	248	222	11.8%
Equipment Revenue	63	60	4.2%
Fixed Line Revenue	168	170	-1.4%
EBITDA	180	164	9.6%
% total revenue	37.1%	35.8%
EBIT	95	81	17.4%
% total revenue	19.7%	17.7%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Caribbean Operating Data
	4Q21	4Q20	Var.%
Wireless Subscribers (thousands)	7,020	6,422	9.3%
Postpaid	2,134	2,066	3.3%
Prepaid	4,886	4,357	12.1%
ARPU (US$)	12	12	1.7%
Churn (%)	3.20%	3.30%	(0.1)
Revenue Generating Units (RGUs)(1)	2,608	2,558	1.9%

(1)Fixed Line, Broadband and Television.

Austria

Postpaid base up 13.1% YoY

We finished December with 7.8 million wireless subscribers, 10.1% more than a year before after 206 thousand net subscriber additions, practically all of them postpaid. We continued to experience migration from prepaid to postpaid and strong demand for mobile WiFi routers. Our postpaid subscriber base increased 13.1% while the prepaid base declined 6.6%. Fixed-line RGUs topped three million after net disconnections of 25 thousand, of which 13 thousand were voice lines, 8.5 thousand were low-bandwidth accesses and three thousand PayTV units.

Mobile service revenue +7.0% on strong demand for 5G services

Total revenue of 682 million Euros were flat year-on-year but service revenue increased 1.4%. On the mobile division service revenue grew 7.0% on the back of strong demand for 5G services including mobile WiFi, the recovery of roaming revenue as traveling resumed, and price adjustments. However, fixed-line service revenue declined 2.2% due to the disconnection of fixed-line RGUs as the additional revenue on bandwidth upgrades and price adjustments failed to compensate the revenue loss from land-line disconnections and lower fixed-line voice traffic.

EBITDA before restructuring charges 7.3% YoY

EBITDA before restructuring charges grew 7.3% (+8.7% reported) on the back of cost reductions, especially bad-debt provisions and those associated with network maintenance and corporate networks. The margin for the period was 34.3%, 2.8 percentage points higher than a year before.

INCOME STATEMENT - Austria Millions of Euros
	4Q21	4Q20	Var.%
Total Revenue(1)	682	682	0.0%
Total Service Revenue	596	588	1.4%
Wireless Revenue	310	301	2.7%
Service Revenue	251	234	7.0%
Equipment Revenue	59	67	-12.1%
Fixed Line Revenue	358	367	-2.4%
EBITDA	234	215	8.7%
% total revenue	34.3%	31.6%
Adjusted EBITDA(1)	255	238	7.3%
% total revenue	37.4%	34.9%
EBIT	95	83	14.1%
% total revenue	13.9%	12.2%

For further detail please visit www.a1.group/en/investor-relations

(1)Total revenue include other income.

(2)Does not include restructuring charges in Austria.

Austria Operating Data
	4Q21	4Q20	Var.%
Wireless Subscribers (thousands)(1)	7,844	7,127	10.1%
Postpaid	6,818	6,029	13.1%
Prepaid	1,026	1,098	-6.6%
ARPU (euros)	17	15	6.5%
Churn (%)	1.00%	0.90%	0.1
Revenue Generating Units (RGUs)(2)	3,039	3,117	-2.5%

(1)Includes A1 Digital subscribers.

(2)Fixed Line, Broadband and Television.

Other European

24k new PayTV units and 27k new broadband acccesses

Altogether, our operations in Eastern Europe had a total of 14.9 million wireless subscribers after net disconnections of 172 thousand. Only Slovenia and Serbia obtained subscriber gains. On the fixed-line segment, we ended December with just over three million fixed-line RGUs including 1.4 million PayTV units and 1.2 million broadband connections. In the last quarter we added 24 thousand PayTV units and 27 thousand broadband accesses.

Fixed-line service +13.1% YoY/Mobile service +9.5% YoY

Revenue jumped 11.0% to reach 566 million Euros with service revenues rising 10.4% and equipment revenue that were up 18.4%. Growth was higher in the fixed-line segment where service revenue expanded 13.1%—the most rapid pace within America Movil—with great dynamism by corporate networks and IT solutions (up 37.9%) and solid growth of PayTV and broadband, up 7.5% and 7.0%, respectively. On the mobile platform, service revenue were 9.5% higher than a year before—second fastest in our group—with postpaid revenue rising 10.2% on solid demand for mobile WiFi and overall demand for 5G plans in Bulgaria.

EBITDA +10.1% YoY at constant exchange rates

EBITDA was up 8.8% to 178 million Euros, yet at constant currency terms EBITDA growth was 10.1%. The margin was equivalent to 31.4% of revenue. All the operations posted EBITDA growth on the back of strong operational trends, especially Bulgaria.

INCOME STATEMENT - Other European Millions of Euros
	4Q21	4Q20	Var.%
Total Revenue(1)	566	510	11.0%
Total Service Revenue	420	380	10.4%
Wireless Revenue	429	391	9.7%
Service Revenue	311	284	9.5%
Equipment Revenue	118	107	10.3%
Fixed Line Revenue	127	104	21.9%
EBITDA	178	164	8.8%
% total revenue	31.4%	32.1%
EBIT	78	62	25.0%
% total revenue	13.7%	12.2%

For further detail please visit www.a1.group/en/investor-relations

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Other European Operating Data
	4Q21	4Q20	Var.%
Wireless Subscribers (thousands)	14,922	14,737	1.3%
Postpaid	12,073	11,794	2.4%
Prepaid	2,849	2,944	-3.2%
ARPU (euros)	7	6	7.2%
Churn (%)	2.10%	1.60%	0.5
Revenue Generating Units (RGUs)(1)	3,043	2,933	3.7%

(1)Fixed Line, Broadband and Television.

Exchange Rates Local Currency Units per Mexican Peso
	4Q21	4Q20	Var.%
Euro
End of Period	0.0427	0.0410	4.0%
Average	0.0421	0.0406	3.7%
U.S.
End of Period	0.0486	0.0501	-3.1%
Average	0.0482	0.0484	-0.5%
Brazilean Real
End of Period	0.2711	0.2605	4.1%
Average	0.2689	0.2618	2.7%
Argentinean Peso
End of Period	4.9904	4.2183	18.3%
Average	4.8418	3.8772	24.9%
Chilean Peso
End of Period	41.0372	35.6389	15.1%
Average	39.7658	36.8739	7.8%
Colombian Peso
End of Period	193.4151	172.0664	12.4%
Average	186.9188	177.4269	5.3%
Guatemalan Quetzal
End of Period	0.3750	0.3907	-4.0%
Average	0.3725	0.3774	-1.3%
Peruvian Sol
End of Period	0.1942	0.1817	6.9%
Average	0.1943	0.1746	11.3%
Dominican Republic Peso
End of Period	2.8008	2.9275	-4.3%
Average	2.7422	2.8308	-3.1%

Exchange Rates Local Currency Units per USD
	4Q21	4Q20	Var.%
Euro
End of Period	0.8788	0.8186	7.4%
Average	0.8744	0.8384	4.3%
Mexican Peso
End of Period	20.5835	19.9487	3.2%
Average	20.7511	20.6420	0.5%
Brazilean Real
End of Period	5.5805	5.1967	7.4%
Average	5.5794	5.4031	3.3%
Argentinean Peso
End of Period	102.7200	84.1500	22.1%
Average	100.4730	80.0335	25.5%
Chilean Peso
End of Period	844.6900	710.9500	18.8%
Average	825.1852	761.1529	8.4%
Colombian Peso
End of Period	3,981.1600	3,432.5000	16.0%
Average	3,878.7751	3,662.4531	5.9%
Guatemalan Quetzal
End of Period	7.7191	7.7938	-1.0%
Average	7.7294	7.7905	-0.8%
Peruvian Sol
End of Period	3.9980	3.6240	10.3%
Average	4.0314	3.6046	11.8%
Dominican Republic Peso
End of Period	57.6500	58.4000	-1.3%
Average	56.9039	58.4342	-2.6%

Appendix

Financial Debt of América Móvil(1) Millions
	Dec-21	Dec-20
Peso - denominated debt (MxP)	85,737	78,383
Bonds(2)	51,657	51,283
Banks and others	34,080	27,100
U.S. Dollar - denominated debt (USD)	8,466	9,351
Bonds	7,751	9,351
Banks and others	715	0
Euro - denominated Debt (EUR)	8,497	9,780
Bonds	7,697	8,100
Commercial Paper	0	1,680
Banks and others	800	0
Sterling - denominated Debt (GBP)	2,200	2,200
Bonds	2,200	2,200
Reais - denominated Debt (BRL)	5,500	8,475
Bonds	5,500	8,475
Banks and others	0	0
Debt denominated in other currencies(3) (MxP)	23,384	32,610
Bonds	6,102	6,590
Banks and others	17,282	26,020
Total Debt (MxP)	563,950	628,383
Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	163,278	90,554
Net Debt (MxP)	400,672	537,829

(1)This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2)Includes the effect of inflation-linked debt.

(3)Includes Peruvian soles and Chilean pesos.

(4)Includes fixed income securities with nominal tenor of more than one year.

Discontinued Operation

Discontinued Operation: TracFone Millions of Mexican Pesos
	Jan-Nov 21(1)	Jan-Dec 20
Total Revenue	152,252	177,179
Total Costs and Expenses	133,935	155,767
EBITDA	18	21
Depreciation	560	1,561
EBIT	-1	-2
Other	2	2
Net Income before Taxes	17,755	19,850
Income Taxes	2,572	2,857
Net Income (Loss)	15,183	16,993
Income from TracFone’s sale	137,968	-
Income Taxes from TracFone’s sale	27,838	-
Net Income	110,129	-
Discontinued Net Income	125,313	16,993

(1)As of November 23rd, 2021.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after leases.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the commpanies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellualr phone. Te client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS SAC

Short Message Service.

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2022	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer